Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIODS

ENDED JUNE 30, 2023 AND 2022

~1~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

Items	Notes	June 30, 2023 (Unaudited)	December 31, 2022 (Unaudited)
Assets
Current assets
Cash and cash equivalents		$10,268,581	$22,996,377
Financial assets at fair value through profit or loss - current	5	1,053,621	1,073,229
Financial assets at amortized cost	6 and 27	8,859,457	6,871,187
Contract assets	17	4,551,822	725,441
Accounts receivable	7	12,507,386	14,041,611
Inventories		56,544	68,629
Prepayments - current		244,039	1,266,442
Other receivables	26	732,054	648,617
Other current assets		38,421	61,803
Total current assets		38,311,925	47,753,336
Non-current assets
Property, plant and equipment	8 and 27	15,731,102	16,132,567
Right-of-use assets		8,269	16,675
Intangible assets	9	9,060,563	56,342
Deferred income tax assets		29,464	29,905
Prepayments - non-current		482,230	612,982
Other non-current assets		939,513	659,071
Total non-current assets		26,251,141	17,507,542
Total assets		$64,563,066	$65,260,878

(Continued)

~2~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

Items	Notes	June 30, 2023 (Unaudited)	December 31, 2022 (Unaudited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	10, 26 and 27	$15,189,220	$13,492,935
Contract liabilities	17	113,221	58,475
Notes payable		593	602
Accounts payable		3,765,166	6,674,528
Other payables	11	5,400,184	3,620,998
Provisions - current		70,758	88,469
Lease liabilities		8,387	16,981
Warrant liabilities	14	1,328,165	2,042,410
Long-term borrowings, current portion	12, 26 and 27	2,781,744	2,108,896
Other current liabilities, others		143,909	152,373
Total current liabilities		28,801,347	28,256,667
Non-current liabilities
Long-term borrowings	12, 26 and 27	6,491,613	8,251,788
Provisions - non-current		46,887	61,057
Deferred income tax liabilities		145,997	148,183
Total non-current liabilities		6,684,497	8,461,028
Total liabilities		35,485,844	36,717,695
Equity
Equity attributable to owners of parent
Share capital	15
Ordinary share		7,174	7,136
Capital surplus
Capital surplus		162,719,230	154,730,389
Retained earnings	16
Accumulated deficit		(104,254,138)	(96,984,380)
Other equity interest
Financial statements translation differences of foreign operations		185,096	370,178
Treasury shares	15 and 26	(29,580,140)	(29,580,140)
Equity attributable to owners of the parent		29,077,222	28,543,183
Total equity		29,077,222	28,543,183
Significant contingent liabilities and unrecognized contract commitments	28
Total liabilities and equity		$64,563,066	$65,260,878

The accompanying notes are an integral part of these financial statements.

~3~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in United States dollars)

		Six months ended June 30
Items	Notes	2023 (Unaudited)	2022 (Unaudited)
Revenue	17	$6,429,335	$13,800,930
Cost of revenue	20 and 21	(3,250,584)	(9,226,561)
Gross profit		3,178,751	4,574,369
Operating expenses	20, 21 and 26
Selling and marketing expenses		(901,355)	(1,980,709)
General and administrative expenses		(7,641,876)	(3,295,612)
Research and development expenses		(2,772,621)	(7,766,833)
Other income		79,089	11,037
Other gains – net	18	766,456	629,929
Total operating expenses		(10,470,307)	(12,402,188)
Operating loss		(7,291,556)	(7,827,819)
Non-operating income and expenses
Interest income		400,516	11,957
Finance costs	19 and 26	(376,546)	(464,048)
Total non-operating income and expenses		23,970	(452,091)
Loss before income tax		(7,267,586)	(8,279,910)
Income tax expense	22	(2,172)	(356,130)
Loss for the period		$(7,269,758)	$(8,636,040)
Other comprehensive loss
Components of other comprehensive loss that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		$(185,082)	$(874,697)
Other comprehensive loss for the period, net of tax		$(185,082)	$(874,697)
Total comprehensive loss for the period		$(7,454,840)	$(9,510,737)
Loss per share
Basic loss per share	23	$(0.11)	$(0.29)
Diluted loss per share	23	$(0.11)	$(0.29)

The accompanying notes are an integral part of these financial statements.

~4~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)
(Unaudited)

	Equity attributable to owners of the parent
		Share Capital			Capital Surplus
	Notes	Share capital - ordinary share	Share capital - preference share	Advance receipts for share capital	Additional paid in capital in excess of par value of ordinary share	Additional paid in capital - treasury share transactions	Employee share options	Share-based payment	Additional paid in capital in excess of par value of preference share	Accumulated deficit	Financial statements translation differences of foreign operations	Treasury shares	Total
Year 2022
Balance at January 1, 2022		$6,191,100	$5,844,892	$33,720	$486,764	$935,731	$1,275,616	$-	$38,603,627	$(9,454,565)	$2,042,218	$(30,000)	$45,929,103
Loss for the period		-	-	-	-	-	-	-	-	(8,636,040)	-	-	(8,636,040)
Other comprehensive loss		-	-	-	-	-	-	-	-	-	(874,697)	-	(874,697)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(8,636,040)	(874,697)	-	(9,510,737)
Cancellation of treasury shares		-	(31,645)	-	-	1,645	-	-	-	-	-	30,000	-
Issuance of ordinary shares	15	6,000	-	(33,720)	26,470	-	-	-	-	-	-	-	(1,250)
Expiration of share options		-	-	-	5,169	-	(5,169)	-	-	-	-	-	-
Employee share option plans	13	-	-	-	-	-	184,943	-	-	-	-	-	184,943
Balance at June 30, 2022		$6,197,100	$5,813,247	$-	$518,403	$937,376	$1,455,390	$-	$38,603,627	$(18,090,605)	$1,167,521	$-	$36,602,059

Year 2023
Balance at January 1, 2023		$7,136	$-	$-	$153,288,043	$-	$1,442,346	$-	$-	$(96,984,380)	$370,178	$(29,580,140)	$28,543,183
Loss for the period		-	-	-	-	-	-	-	-	(7,269,758)	-	-	(7,269,758)
Other comprehensive loss		-	-	-	-	-	-	-	-	-	(185,082)	-	(185,082)
Total comprehensive loss for the period		-	-	-	-	-	-	-	-	(7,269,758)	(185,082)	-	(7,454,840)
Expiration of share options		-	-	-	233,513	-	(233,513)	-	-	-	-	-	-
Employee share option plans	13	-	-	-	-	-	38,053	-	-	-	-	-	38,053
Obtain of professional service through share - based payment	13	-	-	-	-	-	-	500,000	-	-	-	-	500,000
Acquisition of intangible asset through share - based payment	9	-	-	-	-	-	-	3,000,000	-	-	-	-	3,000,000
Exercise of warrants	15	38	-	-	4,450,788	-	-	-	-	-	-	-	4,450,826
Balance at June 30, 2023		$7,174	$-	$-	$157,972,344	$-	$1,246,886	$3,500,000	$-	$(104,254,138)	$185,096	$(29,580,140)	$29,077,222

The accompanying notes are an integral part of these financial statements.

~5~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

		Six months ended June 30
	Notes	2023 (Unaudited)	2022 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(7,267,586)	$(8,279,910)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expenses	20	321,902	3,420,393
Amortization expenses	9 and 20	406,573	1,030,193
Share-based payment expenses	13	500,000	-
Share option expenses	13	38,053	184,943
Loss on disposal of property, plant and equipment	18	257	-
Gains on reversal of accounts and other payables		(68,165)	-
Gain on financial liabilities at fair value through profit or loss	18	(616,686)	-
Interest expense	19	376,546	464,048
Interest income		(400,516)	(11,957)
Changes in operating assets and liabilities
Changes in operating assets
Contract assets		(3,826,381)	402,155
Accounts receivable		1,534,225	(1,175,393)
Inventories		12,085	77,038
Prepayments		1,163,915	(939,900)
Other receivables		(15,757)	(4,010)
Other current assets		(30,319)	2,626
Other non-current assets		(15,315)	33,359
Changes in operating liabilities
Contract liabilities		54,746	(1,386)
Notes payable		(9)	(45)
Accounts payable		(2,846,303)	927,603
Other payables		(1,288,629)	542,481
Provisions		(30,203)	(59,016)
Other current liabilities		(8,464)	(34,871)
Cash outflow generated from operations		(12,006,031)	(3,421,649)
Interest received		386,537	11,957
Interest paid		(388,045)	(313,902)
Tax paid		(12,491)	(360)
Net cash flows used in operating activities		(12,020,030)	(3,723,954)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	24	(216,672)	(2,815,381)
Acquisition of intangible assets	24	(3,257,771)	(14,252)
Investment in financial assets at amortized cost		(1,988,270)	-
Disposal of financial assets at amortized cost		-	2,225,422
Increase in guarantee deposits		(265,127)	-
Decrease in guarantee deposits		-	34,033
Net cash flows used in investing activities		(5,727,840)	(570,178)

(Continued)

~6~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

		Six months ended June 30
	Notes	2023 (Unaudited)	2022 (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	25	11,037,443	867,694
Repayments of short-term borrowings	25	(9,238,450)	-
Proceeds from long-term borrowings	25	-	1,574,876
Repayments of long-term borrowings	25	(872,431)	(1,793,622)
Principal repayment of lease liabilities	25	(8,665)	(26,503)
Loan to Global SPAC Partner Co.		-	(1,165,339)
Payment of transaction cost		-	(87,419)
Exercise of warrants		4,372,875	-
Net cash flows generated from (used in) financing activities		5,290,772	(630,313)
Effect of foreign exchange rate changes		(270,698)	529,800
Net decrease in cash and cash equivalents		(12,727,796)	(4,394,645)
Cash and cash equivalents at beginning of period		22,996,377	9,944,748
Cash and cash equivalents at end of period		$10,268,581	$5,550,103

The accompanying notes are an integral part of these financial statements.

~7~

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Six Months Periods Ended June 30, 2023 and 2022
Expressed in US dollars, except as otherwise indicated

1.	Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in providing information, software and data processing services.

On July 14, 2022, with consummation of capital recapitalization as provided in Note 15, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2.	The authorization of the condensed interim consolidated financial statements

The accompanying unaudited condensed interim consolidated financial statements were authorized for issuance by the Audit Committee on August 14, 2023.

3.	Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)  Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, ‘Disclosure of accounting policies’	January 1, 2023
Amendments to IAS 8, ‘Definition of accounting estimates’	January 1, 2023
Amendments to IAS 12, ‘Deferred tax related to assets and liabilities arising from a single transaction’	January 1, 2023
IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendments to IFRS 17, ‘Insurance contracts’	January 1, 2023
Amendment to IFRS 17, ‘Initial application of IFRS 17 and IFRS 9 – comparative information’	January 1, 2023
Amendments to IAS 12, ‘International tax reform - pillar two model rules’	May 23, 2023

~8~

The Group has adopted the above new standards, interpretations and amendments as of the effective date. Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, ‘Lease liability in a sale and leaseback’	January 1, 2024
Amendments to IAS 1, ‘Classification of liabilities as current or non-current’	January 1, 2024
Amendments to IAS 1, ‘Non-current liabilities with covenants’	January 1, 2024
Amendments to IAS 7 and IFRS 7, ’Supplier finance arrangements’	January 1, 2024
Amendments to IFRS 10 and IAS 28, ’Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB

Based on the Group’s assessment, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance.

4.	Summary of significant accounting policies

The significant accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022, unless otherwise stated.

a)	Statement of compliance

The condensed interim consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting.

b)	The capital reorganization

With consummation of the business combination with Global SPAC Partners Co. (“Global”) on July 13, 2022 (the “Closing Date”) as provided in Note 15, this transaction is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share listing expense”).

~9~

c)	Basis of preparation

(a)	Except for the following items, the condensed interim consolidated financial statements have been prepared under the historical cost convention:

i)	Defined benefit assets are recognized based on the net amount of pension fund assets less present value of defined benefit obligation.

ii)	Financial assets and liabilities at fair value through profit or loss.

(b)	The preparation of financial statements in conformity with IAS 34 Interim Financial Reporting requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed interim consolidated financial statements are disclosed in Note 4 h).

d)	Basis of consolidation

(a)	Basis for preparation of condensed interim consolidated financial statements:

i)	All subsidiaries are included in the Group’s condensed interim consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)	Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)	When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

~10~

(b)	Subsidiaries included in the condensed interim consolidated financial statements:

			Ownership (%)
Name ofinvestor	Name of subsidiary	Main business activities	June 30, 2023	December 31, 2022	Description
The Company	Gorilla Science & Technology Holding, Inc. (Gorilla BVI)	Information software and data processing services	100%	100%
The Company	ISSCore Technology, Inc.	Information software and data processing services	100%	100%
The Company	Telmedia Technology Limited (Telmedia)	Information software and data processing services	100%	100%
The Company	Gorilla SPAC Partners Co. (Global)	Dormant corporation	100%	100%
The Company	Gorilla Technology UK Limited (Gorilla UK)	Information software and data processing services	100%	100%
The Company	Gorilla Technology Egypt (Gorilla Egypt)	Information software and data processing services	100%	Not applicable	Note
Gorilla BVI	Gorilla Technology Inc. (Gorilla Taiwan)	Information software and data processing services	100%	100%
Telmedia	NSGUARD Technology Inc. (NSGUARD)	Information software and data processing services	100%	100%
Telmedia	Gorilla Technology Japan Inc. (Gorilla Japan)	Information software and data processing services	100%	100%

Note:	Gorilla Egypt was established in March 2023 and is included in the condensed interim consolidated financial statements since the date of establishment.

~11~

(c)	Subsidiaries not included in the condensed interim consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different balance sheet dates: None.

(e)	Significant restrictions: None.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

e)	Intangible assets

(a)	Computer software

Computer software is stated at cost and amortized on a straight-line basis over its estimated useful life of 1 to 5 years.

(b)	Intellectual property rights

Intellectual property rights are stated at historical cost and are amortized on a straight-line basis over their estimated useful lives of 10 years.

f)	Employee benefits

Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. Also, the related information is disclosed accordingly.

g)	Income tax

(a)	The interim period income tax expense is recognized based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period, and the related information is disclosed accordingly.

(b)	If a change in tax rate is enacted or substantively enacted in an interim period, the Group recognizes the effect of the change on items recognized outside profit or loss immediately in the interim period in which the change occurs and spread the effect of the change on items recognized in profit or loss over the remainder of the annual reporting period via an adjustment to the estimated annual effective income tax rate.

h)	Critical accounting judgments, estimates and key sources of assumption uncertainty

The same critical accounting judgments, estimates and key sources of assumption uncertainty have been followed in these unaudited condensed interim consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2022.

~12~

5.	Financial assets at fair value through profit or loss

	June 30, 2023	December 31, 2022
Current items:
Financial assets mandatorily measured at fair value through profit or loss
Investment in a rent-a-captive company	$1,053,621	$1,073,229

During the year ended December 31, 2022, the Group entered into a protected cell rent-a-captive arrangement with an insurance company and made investment of $1,105,540 in a rent-a-captive company, which was established by the insurance company. In a rent-a-captive structure, an insurance company establishes a rent-a-captive company and provides services related to insurance to the Group. The Group participates in the captive insurance agreement by investing certain capital and retaining the premium to insure itself against future losses and the premium will be kept in the rent-a-captive company for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group only as approved by Board of Directors of the insurance company. The Group recognized losses on financial assets at fair value through profit or loss amounting to $19,608 for the six months period ended June 30, 2023.

6.	Financial assets at amortized cost

Items	June 30, 2023	December 31, 2022
Current items:
Time deposits	$8,859,457	$6,871,187

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Six months ended June 30, 2023	Six months ended June 30, 2022
Interest income	$162,919	$9,171

b)	As of June 30, 2023 and December 31, 2022, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was $8,859,457 and $6,871,187, respectively.

c)	As of June 30, 2023 and December 31, 2022, the interest rate of time deposits was 0.22%~4.28% and 0.22%~3.80%, respectively.

~13~

d)	Information relating to financial assets at amortized cost that were pledged to others as collaterals is provided in Note 27.

e)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

7.	Accounts receivable

	June 30, 2023	December 31, 2022
Accounts receivable	$13,988,557	$15,523,390
Less: Allowance for uncollectable accounts	(1,481,171)	(1,481,779)
	$12,507,386	$14,041,611

a)	The aging analysis of accounts receivable is as follows:

	June 30, 2023	December 31, 2022
Not past due	$9,148,437	$11,022,374
Up to 180 days	3,668,018	4,091,598
181 to 365 days	769,196	409,418
Over 366 days	402,906	-
	$13,988,557	$15,523,390

The above aging analysis was based on days overdue.

b)	As of June 30, 2023 and December 31, 2022, accounts receivable were all from contracts with customers. As of January 1, 2022, the balance of receivables from contracts with customers amounting to $36,308,109.

c)	As of June 30, 2023 and December 31, 2022, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $12,507,386 and $14,041,611, respectively.

d)	Information relating to credit risk of accounts receivable is provided in Note 31.

~14~

8.	Property, plant and equipment

	Land (Note 1)	Buildings and structures (Note 1)	Transportation equipment	Office equipment	Other equipment (Note 2)	Total
At January 1, 2023
Cost	$12,718,015	$3,246,249	$31,504	$1,635,691	$12,112,226	$29,743,685
Accumulated depreciation	-	(845,603)	(25,807)	(793,341)	(11,946,367)	(13,611,118)
	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567
2023
January 1	$12,718,015	$2,400,646	$5,697	$842,350	$165,859	$16,132,567
Additions	-	-	-	39,392	104,822	144,214
Disposals	-	-	-	(257)	-	(257)
Reclassification	-	-	-	(1,678)	-	(1,678)
Depreciation expenses	-	(39,407)	(2,553)	(137,573)	(134,041)	(313,574)
Net exchange differences	(187,689)	(34,701)	(37)	(10,478)	2,735	(230,170)
June 30	$12,530,326	$2,326,538	$3,107	$731,756	$139,375	$15,731,102

At June 30, 2023
Cost	$12,530,326	$3,198,343	$31,039	$1,631,751	$12,032,302	$29,423,761
Accumulated depreciation	-	(871,805)	(27,932)	(899,995)	(11,892,927)	(13,692,659)
	$12,530,326	$2,326,538	$3,107	$731,756	$139,375	$15,731,102

Note 1:	Information relating to property, plant and equipment that were pledged to others as collaterals is provided in Note 27.

Note 2:	Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

~15~

9.	Intangible assets

	Computer software	Intellectual property rights (Note)	Total
At January 1, 2023
Cost	$2,403,406	$-	$2,403,406
Accumulated amortization	(2,347,064)	-	(2,347,064)
	$56,342	$-	$56,342

2023
January 1	$56,342	$-	$56,342
Additions－acquired separately	414,720	9,000,000	9,414,720
Amortization expenses	(31,573)	(375,000)	(406,573)
Net exchange differences	(3,926)	-	(3,926)
June 30	$435,563	$8,625,000	$9,060,563

At June 30, 2023
Cost	$2,799,702	$9,000,000	$11,799,702
Accumulated amortization	(2,364,139)	(375,000)	(2,739,139)
	$435,563	$8,625,000	$9,060,563

Details of amortization on intangible assets are as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2022
Selling and marketing expenses	$3,828	$250,762
General and administrative expenses	12,660	10,840
Research and development expenses	390,085	768,591
	$406,573	$1,030,193

Note:	On January 10, 2023 (the “Agreement Date”), the Group entered into an intellectual property purchase agreement effective on January 16, 2023 (the “Effective Time”) with SeeQuestor Limited (“SeeQuestor”), a company providing video analytics technology incorporated and registered in England and Wales.

The Group acquired all and/or any intellectual property rights, including but not limited to patents and trademarks, owned, used or held for use by and/or on behalf of SeeQuestor, including without limitations, such rights as relate to SeeQuestor’s products.

The purchase price for the intellectual property rights consists of fixed consideration amounting to $6,000,000 and contingent payment through issuance of the Company’s shares of an amount equal to $3,000,000 which is conditional to certain financial performance through intellectual property rights from Agreement Date up to and including December 31, 2023. The contingent payment through issuance of the Company’s shares is a share-based payment and recognized in ‘capital surplus’.

The Group has made payments of $600,000 and $2,400,000 on Agreement Date and Effective Time, respectively, and payment of a further $3,000,000 in equal instalments of $750,000 each will be made based on agreed payment schedule.

~16~

10.	Short-term borrowings

Type of borrowings	June 30, 2023	Interest rate range
Bank collaterialized borrowings	$12,189,220	2.45%～3.32%
Loan from shareholders	3,000,000	Note
	$15,189,220

Type of borrowings	December 31, 2022	Interest rate range
Bank collaterialized borrowings	$12,492,935	1.84%～3.11%
Loan from shareholders	1,000,000	Note
	$13,492,935

Note:	In 2021, the Group entered into shareholder loan agreements in the amount of $5,000,000 with Koh Sih-Ping, Asteria Corporation, and Berwick Resources Limited. The Company issued promissory notes with an interest rate of 7.5% per annum and maturity date of September 1, 2022 to the lenders in the same amount as loans made. In addition, Koh Sih-Ping assumed joint and several liability as guarantor of the Group under the shareholder agreement with Asteria Corporation.

In September 2022, the loan from shareholders were repaid to Koh Sih-Ping in the amount of $1,000,000 and Asteria Corporation in the amount of $3,000,000, and the maturity date of the promissory note issued to Berwick Resources Limited was extended to and repaid in January 2023.

In March 2023, the Group entered into a shareholder loan agreement in the amount of $3,000,000 with Asteria Corporation. The Company issued promissory note with an interest rate of 10.375% per annum and maturity date of March 10, 2024 to the lender in the same amount as the loan made.

Refer to table below for details of short-term and long-term borrowing. Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Taishin International Bank; Lender C refers to Hua Nan Commercial Bank; Lender D refers to Mega International Commercial Bank, and Taiwan SMEG stands for Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

~17~

As of June 30, 2023
		Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Facility Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender A	11.2022-11.2023	4,122,554	LC loan	$527,668	$-	2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	641,643	-	2.68%	None	Same as above
			Letter of guarantee	732,521	2,220,722	-	None	Same as above
Lender A	11.2022-11.2023	3,849,856	LC loan	356,803	-	2.68%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Letter of guarantee	796,440	2,696,613	-	None	Same as above
Lender A	01.2022-01.2025	185,948	Letter of guarantee	185,755	-	-	None	None
Lender A	09.2020-09.2025	962,464	Long-Term Bank loan	541,386	-	2.85%	Koh Sih-Ping	80% guranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,047,802	Long-Term Bank loan	2,980,724	-	2.80%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,604,107	Long-Term Bank loan	1,568,802	-	2.80%	None	Land, Buildings and Structures
Lender A	03.2016-03.2026	320,821	Long-Term Bank loan	305,762	-	2.80%	None	None
Lender B	04.2023-04.2024	4,812,320	Short-Term Bank loan	3,455,245	-	2.45%~3.29%	None	Time deposit $2,800,000,
								Promissory note $4,812,320
			LC loan	246,038	1,111,037	3.2%~3.32%	None	Same as above
Lender C	05.2023-05.2024	6,095,605	Short-Term Bank loan	4,940,649	-	2.70%	None	Time deposit $500,000, Land, Buildings and Structures
			Letter of guarantee	31,264	1,123,692	-	None	Same as above
Lender C	05.2019-03.2026	5,774,783	Long-Term Bank loan	2,274,550	-	2.39%	None	Time deposit $500,000, Land, Buildings and Structures
Lender C	05.2023-11.2023	2,245,749	Short-Term Bank loan	2,021,174	-	2.65%	None	Time deposit $1,000,000
			Letter of guarantee	131,676	92,899	-	None	Same as above
Lender C	07.2021-08.2026	1,738,210	Long-Term Bank loan	1,602,133	-	1.65%	None	70% guranteed by Taiwan SMEG

~18~

As of December 31, 2022
Lender	Facility Period	Credit Facility	Type	Outstanding Amount	Undrawn Amount	Interest Rate	Guarantor (Note 1)	Collateral
Lender A	11.2022-11.2023	$4,184,307	LC loan	$610,089	$-	2.56%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Short-Term Bank loan	651,255	-	2.56%	None	Same as above
			Letter of guarantee	1,563,552	1,359,411	-	None	Same as above
Lender A	11.2022-11.2023	3,907,522	LC loan	324,269	-	2.31%	None	Time deposit $2,000,000, Land, Buildings and Structures
			Letter of guarantee	895,592	2,687,661	-	None	Same as above
Lender A	01.2022-01.2025	188,733	Letter of guarantee	188,538	-	-	Koh Sih-Ping	None
Lender A	09.2020-09.2025	976,880	Long-Term Bank loan	671,605	-	2.72%	Koh Sih-Ping	80% guranteed by Taiwan SMEG
Lender A	03.2016-03.2031	3,093,455	Long-Term Bank loan	3,053,795	-	2.67%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,628,134	Long-Term Bank loan	1,607,261	-	2.67%	Koh Sih-Ping	Land, Buildings and Structures
Lender A	03.2016-03.2026	325,627	Long-Term Bank loan	318,843	-	2.67%	Koh Sih-Ping	None
Lender A	10.2021-10.2026	651,254	Long-Term Bank loan	69,793	-	2.72%	Koh Sih-Ping	100% guaranteed by Taiwan SMEG
Lender B	06.2022-04.2023	5,210,029	Short-Term Bank loan	3,507,001	-	1.84%~3.11%	Koh Sih-Ping	Time deposit $2,800,000, Promissory note $5,743,001
			LC loan	334,220	1,368,808	2.54%~2.60%	Koh Sih-Ping	Same as above
Lender C	01.2022-01.2023	6,186,910	Short-Term Bank loan	5,014,652	-	2.50%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures
			Letter of guarantee	84,466	1,087,792	-	Koh Sih-Ping	Same as above
Lender C	05.2019-03.2026	5,861,283	Long-Term Bank loan	2,728,370	-	2.26%	Koh Sih-Ping	Time deposit $500,000, Land, Buildings and Structures

~19~

As of December 31, 2022
		Credit		Outstanding	Undrawn	Interest	Guarantor
Lender	Facility Period	Facility	Type	Amount	Amount	Rate	(Note 1)	Collateral
Lender C	11.2022-06.2023	2,279,388	Short-Term Bank loan	2,051,449	-	2.50%	None	Time deposit $1,000,000
			Letter of guarantee	209,178	18,761	-	None	Same as above
Lender C	06.2020-06.2023	162,813	Long-Term Bank loan	27,134	-	2.03%	Koh Sih-Ping	85% guranteed by Taiwan SMEG
Lender C	07.2021-08.2026	2,442,201	Long-Term Bank loan	1,883,883	-	1.46%	Koh Sih-Ping	70% guranteed by Taiwan SMEG
Lender D	01.2022-01.2023	976,880	Credit Loan	-	973,347	-	Koh Sih-Ping	65% guranteed by Taiwan SMEG
			Letter of guarantee	3,533	-	-	Koh Sih-Ping	Same as above

(Blank)

Note 1:	Koh Sih-Ping retired as the Director and CEO of the Company on September 9, 2022.

~20~

11.	Other payables

	June 30, 2023	December 31, 2022
Salaries and bonuses payable	$469,146	$1,466,631
Professional fee payable	1,361,316	1,141,582
Payables on intangible assets	3,156,949	-
Payables on machinery and equipment	7,059	79,517
Pension payable	63,442	99,921
Output tax payable	26,497	469,800
Others	315,775	363,547
	$5,400,184	$3,620,998

12.	Long-term borrowings

Type of borrowings	Interest rate	June 30, 2023
Bank borrowings
Collaterialized borrowings	2.85%	$541,386
Collaterialized borrowings	2.39%	2,274,550
Uncollaterialized borrowings	2.80%	305,762
Collaterialized borrowings	2.80%	1,568,802
Collaterialized borrowings	2.80%	2,980,724
Collaterialized borrowings	1.65%	1,602,133
		9,273,357
Less: Current portion		(2,781,744)
		$6,491,613

~21~

Type of borrowings	Interest rate	December 31, 2022
Bank borrowings
Collaterialized borrowings	2.72%	$671,605
Collaterialized borrowings	2.67%	3,053,795
Collaterialized borrowings	2.67%	1,607,261
Uncollaterialized borrowings	2.67%	318,843
Collaterialized borrowings	2.72%	69,793
Collaterialized borrowings	2.26%	2,728,370
Collaterialized borrowings	2.03%	27,134
	1.46%	1,883,883
		10,360,684
Less: Current portion		(2,108,896)
		$8,251,788

Please refer to Note 10 for details of long-term borrowings.

13.	Share-based payment

a)	For the six months periods ended June 30, 2023 and 2022, the Company’s share-based payment transactions were as follow:

Type of arrangement	Grant date	Quantity granted (Units) (Note 1)	Contract period	Vesting conditions
Employee share options	2018.1.1	34,000	5 years	Note 2
Employee share options	2019.1.1	186,000	5 years	Note 2
Employee share options	2021.10.5	207,412	5 years	Note 3
Employee share options	2021.10.5	113,524	5 years	Note 2
Employee share options	2022.2.23	274,682	5 years	Note 2
Obtain of professional service through share-based payment	2022.12	53,879	Note 4	Note 4
Acquisition of intangible asset through share-based payment	2023.1	Note 5	Note 5	Note 5

Note 1:	On the Closing Date, with capital recapitalization as provided in Note 15, each outstanding share option was converted with the conversion ratio approximately of 4.82 share options.

~22~

Note 2:	Employee share options granting period and exercise conditions are as follows:

Vesting period	Accumulated maximum exercisable employee share options
After 1 year	25%
After 2 years	50%
After 3 years	75%
After 4 years	100%

Note 3:	Employee share options granting period and exercise conditions are as follows:

Vesting period	Accumulated maximum exercisable employee share options
At the beginning of year 1	25%
At the beginning of year 2	50%
At the beginning of year 3	75%
At the beginning of year 4	100%

Note 4:	The Group engaged financial advisors to provide professional services in December 2022 and such professional services were rendered in 2023. The consideration of such professional services amounting to $1,000,000 consisting of cash consideration of $500,000 and 53,879 shares of the Company’s ordinary share which is the fair value of the service that the Company received and the payment through issuance of the Company’s ordinary shares is a share-based payment and recognized in ‘capital surplus’.

Note 5:	Information relating to acquisition of intangible asset through share-based payment is provided in Note 9.

The share-based payment arrangements above are settled by equity.

b)	Details of the share-based payment arrangements for employee share options are as follows:

	Six months ended June 30, 2023		Six months ended June 30, 2022
	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price
Options outstanding at January 1	2,551,643	$1.17	404,454	$5.62
Options granted	-	-	274,682	5.62
Options expired	(277,229)	1.17	-	-
Options cancelled	(753,098)	1.17	(19,200)	5.62
Options outstanding at June 30	1,521,316	$1.17	659,936	$5.62
Options exercisable at June 30	847,792	$1.17	230,053	$5.62

~23~

Note:	Exercise price and numbers of options outstanding and exercisable on the Closing date have been adjusted with the conversion ratio approximately of 4.82 due to capital recapitalization. Refer to Note 15 for more information on the capital recapitalization.

c)	No employee share options were exercised for the six months periods ended June 30, 2023 and 2022, respectively.

d)	As of June 30, 2023 and 2022, the range of exercise prices of employee share options outstanding was $1.17 and $5.62, respectively; the weighted-average remaining contractual period was 2.56 years and 3.28 years, respectively.

e)	The fair value of employee share options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Type of arrangement	Grant date	Share price (par value)	Exercise price	Expected price volatility (Note 1)	Expected option life	Expected dividends	Risk-free interest rate	Value per share (Note 2)
Employee share options	2018.1.1	$0.0001	$5.62	34.14%~40.79%	4.5 years	-	0.96%	$6.13
Employee share options	2019.1.1	$0.0001	$5.62	33.35%~38.93%	4.5 years	-	1.01%	$6.86
Employee share options	2021.10.5	$0.0001	$5.62	47.34%~52.14%	3.5 years	-	1.01%	$6.91
Employee share options	2021.10.5	$0.0001	$5.62	45.32%~51.27%	4.5 years	-	1.01%	$6.91
Employee share options	2022.2.23	$0.0001	$5.62	31.49%~46.31%	4.5 years	-	0.72%	$7.11

Note 1:	Expected price volatility rate was estimated by using the share prices of the most recent period with length of this period approximate to the length of the employee share options’ expected life, and the standard deviation of return on the share during this period.

Note 2:	The exercise price of employee share options is adjusted to $1.17 with the conversion ratio approximately of 4.82 on the Closing Date due to capital recapitalization. Refer to Note 15 for more information on the capital recapitalization.

~24~

Note 3:	Share-based payment expenses for employee share options are recorded over each vesting period based on the fair value of share options granted. Relevant information is as follows:

Grant date	Exercise price	Fair value of first year	Fair value of second year	Fair value of third year	Fair value of fourth year
2018.1.1	$5.62	$1.20	$1.60	$2.00	$2.30
2019.1.1	$5.62	$1.70	$2.10	$2.40	$2.80
2021.10.5	$5.62	$1.90	$2.30	$2.70	$2.90
2021.10.5	$5.62	$2.30	$2.70	$2.90	$3.10
2022.2.23	$5.62	$1.90	$2.50	$3.00	$3.20

f)	Expenses incurred on share-based payment transactions for employee share options are shown below:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Equity-settled	$38,053	$184,943

14.	Warrant liabilities

	Six months ended June 30, 2023
	No. of units	Amount
At January 1, 2023	9,962,974	$2,042,410
Warrants exercised	(380,250)	(77,951)
Change in fair value	-	(636,294)
At June 30, 2023	9,582,724	$1,328,165

Warrants may only be exercised for a whole number of shares. The warrants will expire five years from the consummation of the business combination on the Closing Date or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) and if the closing price of the ordinary share equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $11.50 per share. The exercise price and number of ordinary share issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of issuances of ordinary share at a price below its exercise price, share dividend, extraordinary dividend or capital recapitalization, capital reorganization, merger, or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

~25~

15.	Share capital

a)	As of June 30, 2023, the Company’s authorized capital was $25,000 consisting of 245,000,000 shares of ordinary shares of a par value of US$0.0001 each and 5,000,000 shares of preference shares of a par value of US$0.0001 each, and the issued capital was $7,174, consisting of 71,737,987 shares of ordinary shares.

Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2023	2022
At January 1	68,542,842	6,191,100
Employee share options exercised	-	6,000
Warrant exercised	380,250	-
At June 30	68,923,092	6,197,100

b)	On the Closing Date, the business combination pursuant to the business combination agreement dated on May 18, 2022 was approved at an extraordinary general meeting of Gorilla’s shareholders and an extraordinary general meeting of Global’s shareholders, with holders of subunits of Global redeeming approximately 88.4% of the pre-merger outstanding subunits. As contemplated by the business combination agreement, Gorilla Merger Sub, Inc. merged with and into Global, with Global surviving as a wholly-owned subsidiary of Gorilla (the “Merger”, and together with the other transactions contemplated by the business combination agreement and certain ancillary documents, the “Transactions”).

Pursuant to the business combination agreement, immediately prior to the Effective Time (as defined in the business combination agreement), the Company effected a capital recapitalization and issued 65,000,000 ordinary shares in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including 5,813,247 preference shares converted into 6,627,412 ordinary shares of the Company (the “Gorilla Ordinary Shares”) in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted. Details of preference shares converted were provided in Note 23 in the consolidated financial statements for the year ended December 31, 2022.

~26~

On the Closing Date, the following securities issuances were made by the Company to Global’s securityholders: (i) each outstanding ordinary share of Global (including Global Class A ordinary shares and Global Class B ordinary shares, (the “Global Ordinary Shares”) and including the Global Class A ordinary shares included as part of the PIPE Investment (as defined below)) was exchanged for (A) one Gorilla Ordinary Share and (B) one Class A contingent value right of the Company (“Class A CVR”), and (ii) each outstanding warrant of Global, 10,025,081 units in total, was converted into a warrant to purchase the same number of Gorilla Ordinary Shares at the same exercise price and for the same exercise period (“Gorilla Warrant”).

Concurrently with the execution of the business combination agreement, the Company waived a minimum of $50 million gross cash condition to close the business combination and the Company and Global entered into subscription agreements (as amended, the “Subscription Agreements”) with certain investors (the “PIPE Investors”). Net proceeds received from the PIPE Investors were $30.3 million (the “PIPE Investment”).

The Gorilla Ordinary Shares and Gorilla Warrants commenced trading on The Nasdaq Capital Market on July 14, 2022 under the ticker symbols “GRRR” and “GRRRW,” respectively.

The business combination is accounted for as a capital reorganization. The business combination, which is not within the scope of IFRS 3 as Global does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the business combination is treated as the equivalent of the Company issuing shares at the closing of the business combination for the net assets of Global as of the Closing Date, accompanied by a capital recapitalization. The net assets of Global are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of the Gorilla Ordinary Shares of $10.6 per share (price of Gorilla’s Ordinary Shares at the Closing Date) over the fair value of Global’s identifiable net assets acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred.

c)	On December 5, 2022, the Company entered into the exchange agreement (the “Agreement”) with Koh Sih-Ping and Origin Rise Limited to purchase 2,814,895 ordinary shares held by Origin Rise Limited and further details of this transaction is provided in Note 26.

16.	Retained earnings

a)	Subject to the Company’s Memorandum and Articles of Association and the statute except as otherwise provided by the rights attached to any shares, the Directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law.

~27~

Except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a holder holds. If any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

The Directors may deduct from any dividend or other distribution payable to any holder all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

The Directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any holders upon the basis of the value so fixed in order to adjust the rights of all holders and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

Except as otherwise provided by the rights attached to any shares, dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

The Directors may, before resolving to pay any dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

Any dividend, other distribution, interest or other monies payable in cash in respect of shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the register of holders or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other distributions, bonuses, or other monies payable in respect of the share held by them as joint holders.

No dividend or other distribution shall bear interest against the Company.

Any dividend or other distribution which cannot be paid to a holder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other distribution shall remain as a debt due to the holder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

~28~

b)	The Group was in a net loss position for the six months periods ended June 30, 2023 and 2022, and no earnings distribution was resolved by the Board of Directors.

17.	Revenue

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Revenue from contracts with customers
Hardware sales
Government
-Video IoT	$-	$464
Non-Government
-Video IoT	-	1,007,545
-Security Convergence	-	1,540,812
Software sales
Government
-Video IoT	-	24,402
Non-Government
-Video IoT	82,745	1,962,839
-Security Convergence	-	3,063,250
Service revenue
Government
-Video IoT	1,099,987	2,126,322
-Security Convergence	4,767,044	2,143,845
Non-Government
-Video IoT	274,663	1,804,438
-Security Convergence	204,896	127,013
	$6,429,335	$13,800,930

~29~

a)	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia:

Six months ended June 30, 2023	Hardware	Software	Service	Total
Total segment revenue	$30,482	$168,562	$6,346,590	$6,545,634
Inter-segment revenue	(30,482)	(85,817)	-	(116,299)
Revenue from external customer contracts	$-	$82,745	$6,346,590	$6,429,335
Timing of revenue recognition
At a point in time	$-	$82,745	$-	$82,745
Over time	-	-	6,346,590	6,346,590
	$-	$82,745	$6,346,590	$6,429,335

Six months ended June 30, 2022	Hardware	Software	Service	Total
Total segment revenue	$2,668,638	$5,050,491	$6,201,618	$13,920,747
Inter-segment revenue	(119,817)	-	-	(119,817)
Revenue from external customer contracts	$2,548,821	$5,050,491	$6,201,618	$13,800,930
Timing of revenue recognition
At a point in time	$2,548,821	$5,050,491	$-	$7,599,312
Over time	-	-	6,201,618	6,201,618
	$2,548,821	$5,050,491	$6,201,618	$13,800,930

b)	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	June 30, 2023	December 31, 2022
Contract assets:
Contract assets relating to service contracts	$4,551,822	$725,441
Contract liabilities:
Contract liabilities relating to service contracts	$113,221	$58,475

~30~

Revenue recognized that was included in the contract liability balance at the beginning of the period:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Revenue recognized that was included in the contract liability balance at the beginning of the period
Service revenue	$-	$20,194

c)	Significant changes in contract assets

The increase in contract assets during the six months period ended June 30, 2023 was attributed to new projects having the progress of the contract activities ahead of the agreed payment schedule.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of June 30, 2023 and December 31, 2022, amounting to $297,625,982 and $6,627,577, respectively. Management expects that the transaction price allocated to the unsatisfied contracts as of June 30, 2023 and December 31, 2022, will be recognized as revenue from the second- half of 2023 to 2027 and from year 2023 to 2027, respectively. Except for the abovementioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

18.	Other gains - net

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Net currency exchange gains	$160,502	$705,601
Gains on financial assets and liabilities at fair value through profit or loss	616,686	-
Loss on disposal of property, plant and equipment	(257)	-
Other losses	(10,475)	(75,672)
	$766,456	$629,929

~31~

19.	Finance costs

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Interest expense:
Bank borrowings	$279,888	$275,653
Loan from shareholders	96,587	187,500
Lease liabilities	71	895
	$376,546	$464,048

20.	Expenses by nature

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022

Employee benefit expense	$7,829,288	$5,973,286
Professional services expenses	3,303,809	2,178,586
Insurance expenses	913,813	20,618
Outsourcing charges	845,980	4,022,732
Amortization expenses on intangible assets	406,573	1,030,193
Traveling expense	324,681	93,428
Depreciation expenses on property, plant and equipment	313,574	3,393,739
Change in inventory of finished goods	11,781	5,203,829
Depreciation expenses on right-of-use asset	8,328	26,654
Others	608,609	326,650
	$14,566,436	$22,269,715

~32~

21.	Employee benefit expense

	Six months ended June 30, 2023
	Cost of revenue	Operating expenses	Total
Wages and salaries	$2,050,078	$4,870,098	$6,920,176
Labour and health insurance expenses	45,183	506,193	551,376
Pension	28,439	182,130	210,569
Share option expenses	-	38,053	38,053
Other personnel expenses	-	109,114	109,114
	$2,123,700	$5,705,588	$7,829,288

	Six months ended June 30, 2022
	Cost of revenue	Operating expenses	Total
Wages and salaries	$87,074	$4,940,647	$5,027,721
Labour and health insurance expenses	9,218	395,730	404,948
Pension	5,121	229,273	234,394
Share option expenses	-	184,943	184,943
Other personnel expenses	-	121,280	121,280
	$101,413	$5,871,873	$5,973,286

22.	Income tax

a)	Taiwan taxation

Taiwan profits tax has been provided for at the rate of 20% on the estimated assessable profits.

b)	Hong Kong taxation

Hong Kong profits tax has been provided for at the rate of 16.5% on the estimated assessable profits.

c)	Japan taxation

Japan profits tax has been provided for at the rate of 30.62% on the estimated assessable profits.

d)	United States taxation

United States profits tax has been provided for at the rate of 29.84% on the estimated assessable profits.

e)	United Kingdom taxation

United Kingdom profits tax has been provided for at the rate of 19% on the estimated assessable profits.

~33~

f)	Income tax expense

Components of income tax expense:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022

Current tax:
Current tax on profits for the period	$2,172	$2,258
Prior year income tax overestimation	-	(1,898)
Total current tax	2,172	360

Deferred tax:
Origination and reversal of temporary differences	-	366,631
Effect of exchange rates	-	(10,861)
Total deferred tax	-	355,770
Income tax expense	$2,172	$356,130

23.	Loss per share

	Six months ended June 30, 2023
	Amount after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share Loss attributable to the parent (Note2)	$(7,269,758)	68,747,422	$(0.11)

	Six months ended June 30, 2022
	Amount after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic/diluted loss per share
Basic/diluted loss per share Loss attributable to the parent (Note2)	$(8,636,040)	29,878,512	$(0.29)

~34~

Note 1:	On the Closing Date, pursuant to the business combination agreement, the Company effected in the form of capital recapitalization and issued 65,000,000 ordinary shares in total (the conversion ratio approximately of 4.82 on the shares of the Company’s ordinary share). Each eligible shareholder of record on the Closing Date, including preference shares converted into ordinary shares in accordance with the Company’s organizational documents and employees who holds granted share options, received approximately 4.82 shares of ordinary share for each share of ordinary share then held or as converted. The increase in the number of ordinary shares outstanding due to the capital recapitalization are adjusted retrospectively in the calculation of basic and diluted loss per share for all periods presented based on the new number of shares. Refer to Note 15 for more information on the capital recapitalization.

Note 2:	Warrant liabilities were excluded in the computation of diluted loss per share for the six months period ended June 30, 2023. Employee share options were excluded in the computation of diluted loss per share for the six months periods ended June 30, 2023 and 2022 and convertible preference shares were excluded in the computation of diluted loss per share the six month period ended June 30, 2022 since they were anti-dilutive. The number of shares that were excluded from the loss per share calculation above for the six months periods ended June 30, 2023 and 2022 that could be dilutive in the future were 11,157,919 shares and 32,851,194 shares, respectively.

24.	Supplemental cash flow information

Investing activities with partial cash payments:

	Six months ended	Six months ended
	June 30 2023	June 30 2022

Purchase of property, plant and equipment	$144,214	$2,952,138
Add: Opening balance of payable on equipment	79,517	128,013
Less: Ending balance of payable on equipment	(7,059)	(264,770)
Cash paid during the period	$216,672	$2,815,381

~35~

	Six months ended	Six months ended
	June 30 2023	June 30 2022
Acquisition of intangible assets	$9,414,720	$19,199
Add: Opening balance of payable on intangible assets	-	727,060
Less: Through share-based payment	(3,000,000)	-
Less: Ending balance of payable on intangible assets	(3,156,949)	(732,007)
Cash paid during the period	$3,257,771	$14,252

25.	Changes in liabilities from financing activities

	Liabilities
	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Total
At January 1, 2023	$13,492,935	$10,360,684	$16,981	$23,870,600
Changes in cash flow from financing activities	1,798,993	(872,431)	(8,665)	917,897
Changes in other non-cash items	77,977	(77,977)	71	71
Impact of changes in foreign exchange rate	(180,685)	(136,919)	-	(317,604)
At June 30, 2023	$15,189,220	$9,273,357	$8,387	$24,470,964

	Liabilities
	Short-term borrowings	Long-term borrowings (including current portion)	Lease liabilities	Total
At January 1, 2022	$22,968,092	$12,829,264	$124,175	$35,921,531
Changes in cash flow from financing activities	867,694	(218,746)	(26,503)	622,445
Changes in other non-cash items	-	-	895	895
Impact of changes in foreign exchange rate	(1,481,262)	(738,842)	(8,532)	(2,228,636)
At June 30, 2022	$22,354,524	$11,871,676	$90,035	$34,316,235

~36~

26.	Related party transactions

a)	Names of related parties and relationship

Names of related parties	Relationship with the Company

Koh Sih-Ping (Note)	Other related party

Origin Rise Limited (Note)	Other related party

Asteria Corporation	Director of the Company

Note:	Origin Rise Limited, one of major shareholders of the Company, is controlled by its sole director, Koh Sih-Ping, who retired as the Director and Chief Executive Officer of the Company on September 9, 2022.

b)	The Group lists Koh Sih-Ping as the joint guarantor for its short-term borrowings and long-term borrowings as of June 30, 2023 and December 31, 2022. Please refer to Note 10 and Note 12 for further details.

The Company’s interest expense and interest payable related to the loan from related parties are as below:

	Six months ended June 30, 2023	Six months ended June 30, 2022
Interest expense	$96,587	$150,000

	June 30, 2023	December 31, 2022
Interest payable	$90,422	$-

c)	Please refer to Note 10 for further details on shareholder loans.

d)	Purchase of treasury shares

On December 5, 2022 (the “Effective Date”), the Agreement was made and entered into by and among the Company, Koh Sih-Ping and Origin Rise Limited that the Company purchased 2,814,895 ordinary shares held by Origin Rise Limited by transferring certain accounts receivables, property, plant and equipment, and intangible assets of the Company with value, on effective date, of $15,663,648, $12,287,359 and $1,629,133, respectively.

As of June 30, 2023, the Company has other receivable, amounting to $521,852, due from Koh Sih-Ping because the Company has obligation to pay related output tax under applicable law in same amount in relation to this transaction and this tax should be compensated by Koh Sih-Ping in accordance with the Agreement.

~37~

e)	Key management compensation

	Six months ended June 30 2023	Six months ended June 30 2022

Salaries and other short-term employee benefits	$848,150	$393,331
Post-employment benefits	1,629	7,495
Share option expenses	-	74,272
	$849,779	$475,098

27.	Pledged assets

The Group’s assets pledged as collateral are as follows:

	Book value
Pledged assets	June 30, 2023	December 31, 2022	Purpose
Time deposits (shown as ‘Financial assets at amortized cost’)	$8,859,457	$6,871,187	Performance guarantee, deposit letter of credit and short-term borrowings
Land	12,530,326	12,718,015	Long-term and short-term borrowings
Buildings and structures	2,326,538	2,400,646	Long-term and short-term borrowings
	$23,716,321	$21,989,848

28.	Significant contingent liabilities and unrecognized contract commitments

a)	The significant contingent liabilities incurred through the acquisition of intangible assets are provided in Note 9.

b)	The significant unrecognized contract commitments are listed below:

i)	As of June 30, 2023 and December 31, 2022, the guaranteed notes secured for service project or warranty of NSGUARD amounted to $57,747 and $58,613, respectively.

ii)	As of June 30, 2023, the banker’s letter of guarantee issued by the bank at the request of the Company amounted to $2,000,000.

iii)	As of June 30, 2023 and December 31, 2022, the banker’s letter of guarantee issued by the bank at the request of Gorilla Taiwan amounted to $839,431 and $1,739,982, respectively.

iv)	As of June 30, 2023 and December 31, 2022, the banker’s letter of guarantee issued by the bank at the request of NSGUARD amounted to $1,038,225 and $1,204,877, respectively.

~38~

v)	As of June 30, 2023, the Company issued a promissory note of $3,000,000 under the shareholder loan agreement with Asteria Corporation.

vi)	In June 2023, the Group signed a contract, with contract price approximately in the amount of EGP8.4 billion (272 million) in total, with the Government of Egypt to implement a Smart Government Security Convergence solution. The duration of the contract is a period of 3 years and the Group shall produce, supply, install, commission, startup and erect all the contacted items that perform in accordance with the requirements stipulated in the contract.

29.	Significant events after the reporting period

None.

30.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The gearing ratios at June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Total borrowings	$24,462,577	$23,853,619
Less: Cash and cash equivalents	10,268,581	22,996,377
Net debt	14,193,996	857,242
Total equity	29,077,222	28,543,183
Total capital	$43,271,218	$29,400,425
Gearing ratio	33%	3%

~39~

31.	Financial instruments

a)	Financial instruments by category

	June 30, 2023	December 31, 2022
Financial assets
Financial assets at fair value through profit or loss	$1,053,621	$1,073,229
Financial assets at amortized cost (Note)	32,853,607	44,778,794
	$33,907,228	$45,852,023

	June 30, 2023	December 31, 2022
Financial liabilities
Financial liabilities at amortized cost (Note)	$33,628,520	$34,149,747
Warrant liabilities	1,328,165	2,042,410
	$34,956,685	$36,192,157

Note:	Financial assets at amortized cost include cash and cash equivalents, financial assets at amortized cost, accounts receivable, other receivables and guarantee deposits. Financial liabilities at amortized cost include short-term borrowings, notes and accounts payable, other payables and long-term borrowings (including current portion).

b)	Financial risk management policies

i)	The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial condition and financial performance.

ii)	Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of non-derivative financial instruments, and investment of excess liquidity.

~40~

c)	Significant financial risks and degrees of financial risks

i)	Market risk

Foreign exchange risk

1.	The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	June 30, 2023
	Foreign currency
	amount		Book value
	(in thousands)	Exchange rate	(USD)
(Foreign currency: functional currency)
Financial assets Monetary items
NTD:USD	$520,217	0.032	$16,689,683
Financial liabilities Monetary items
NTD:USD	318,884	0.032	10,230,479

	December 31, 2022
	Foreign currency
	amount		Book value
	(in thousands)	Exchange rate	(USD)
(Foreign currency: functional currency)
Financial assets Monetary items
NTD:USD	$563,120	0.033	$18,336,686
Financial liabilities Monetary items
NTD:USD	44,465	0.033	1,447,905

2.	The total exchange gains (including realized and unrealized) arising from significant foreign exchange variation on the monetary items held by the Group for the six months periods ended June 30, 2023 and 2022 amounting to $160,502 and $705,601, respectively.

~41~

3.	Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Six months ended June 30, 2023
	Sensitivity analysis
	Degree of	Effect on profit or loss	Effect on other comprehensive
	variation	(USD)	income
(Foreign currency: functional currency)
Financial assets Monetary items
NTD:USD	1%	$166,897	$-
Financial liabilities Monetary items
NTD:USD	1%	$102,305	$-

	Six months ended June 30, 2022
	Sensitivity analysis
	Degree of	Effect on profit or loss	Effect on other comprehensive
	variation	(USD)	income
(Foreign currency: functional currency)
Financial assets Monetary items
NTD:USD	1%	$189,502	$-
Financial liabilities Monetary items
NTD:USD	1%	$126,226	$-

Price risk

As of June 30, 2023 and December 31, 2022, the Group is not exposed to material price risk of equity instrument.

Cash flow and interest rate risk

The Group held short-term borrowings with variable rates (excluding loan from shareholders with fixed interest rate), of which short-term effective rate would change with market interest rate, and then affect the future cash flow. Every 1% increase in the market interest rate would result to an increase of $48,757 and $89,418 in the cash outflow for the six months periods ended June 30, 2023 and 2022, respectively.

~42~

ii)	Credit risk

1.	Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

2.	The Group manages its credit risk taking into consideration the entire Group’s concern. For banks and financial institutions, only independently rated parties with at least BBB+ credit rating determined by Standard & Poor’s are accepted. According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3.	The Group adopts the following assumption under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition: If the domestic and foreign contract payments were past due over 180 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

4.	The Group adopts the assumption under IFRS 9, that is, the default occurs when the contract payments are past due over one year. Longer payment terms are given to customers and default barely occurred even though the contract payments are past due within one year in the past because of the industry characteristics of the Group and positive long-term relationship with customers. Therefore, a more lagging default criterion is appropriate to determine the risk of default occurring.

5.	The Group classifies customer’s accounts receivable in accordance with customer types. The Group applies the modified approach using the provision matrix and loss rate methodology to estimate expected credit loss.

6.	The Group used the forecastability to adjust historical and timely information to assess the default possibility of accounts receivable. On June 30, 2023 and December 31, 2022, the provision matrix are as follows:

				Over 366
		Up to 180	Up to 365	days past
	Not past due	days past due	days past due	due	Total
At June 30, 2023
Expected loss rate	0.05%~2.7%	0.11%~75%	2.1%~100%	100%
Total book value	$9,148,437	$3,668,018	$769,196	$402,906	$13,988,557
Loss allowance	248,444	406,006	423,815	402,906	1,481,171

~43~

				Over 366
		Up to 180	Up to 365	days past
	Not past due	days past due	days past due	due	Total
At December 31, 2022
Expected loss rate	0.03%~6.3%	0.15%~100%	1.4%~100%	100%
Total book value	$11,022,374	$4,091,598	$409,418	$-	$15,523,390
Loss allowance	324,060	754,722	402,997	-	1,481,779

7.	Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable are as follows:

2023
Accounts receivable
At January 1	$1,481,779
Effect of foreign exchange	(608)
At June 30	$1,481,171

2022
Accounts receivable
At January 1	$1,486,291
Effect of foreign exchange	(3,139)
At June 30	$1,483,152

8.	The Group’ s credit risk exposure in relation to contract assets under IFRS 9 as at June 30, 2023 and December 31, 2022 are immaterial.

9.	The Group held cash and cash equivalents and financial assets at amortized cost of $19,128,038 and $29,867,564 with banks as at June 30, 2023 and December 31, 2022, respectively, which are considered to have low credit risk. The balances are measured on 12-months expected credit losses and subject to immaterial credit loss.

10.	Other receivables and guarantee deposits of $1,218,183 and $869,619 as at June 30, 2023 and December 31, 2022, respectively, are considered to have low credit risk. The other receivables and other non-current assets are measured on 12-months expected credit losses and subject to immaterial credit loss.

iii)	Liquidity risk

1.	Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets.

~44~

2.	Please refer to Note 10 for undrawn borrowing facilities as at June 30, 2023 and December 31, 2022.

3.	The table below analyzes the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: June 30, 2023	Less than 1 year	Over 1 year
Lease liabilities	$8,481	$-
Long-term borrowings (including current portion)	3,013,535	7,536,357

Non-derivative financial liabilities: December 31, 2022	Less than 1 year	Over 1 year
Lease liabilities	$17,183	$-
Long-term borrowings (including current portion)	2,365,972	9,461,319

Except for the above, the Group’s non-derivative financial liabilities are due less than 1 year.

4.	The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amount will be significantly different.

32.	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in a rent-a-captive company without active market is included in Level 3.

~45~

B.	The carrying amounts of the Group’s financial assets and financial liabilities not measured at fair value are approximate to their fair values which are provided in Note 31.

C.	The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at June 30, 2023 and December 31, 2022 is as follows:

(a)	The related information of natures of the assets and liabilities is as follows:

June 30, 2023	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,053,621	$1,053,621

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$1,328,165	$-	$-	$1,328,165

December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
Investment in a rent-a-captive company	$-	$-	$1,073,229	$1,073,229

Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Warrant liabilities	$2,042,410	$-	$-	$2,042,410

(b)	The methods and assumptions the Group used to measure fair value of warrant liabilities categorized within Level 1 are based on market quoted closing price.

(c)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

~46~

(d)	The output of valuation model is an estimated value and the valuation technique may not be able to capture all relevant factors of the Group’s financial and non-financial instruments. Therefore, the estimated value derived using valuation model is adjusted accordingly with additional inputs, for example, model risk or liquidity risk and etc. In accordance with the Group’s management policies and relevant control procedures relating to the valuation models used for fair value measurement, management believes adjustment to valuation is necessary in order to reasonably represent the fair value of financial and non-financial instruments at the consolidated balance sheet. The inputs and pricing information used during valuation are carefully assessed and adjusted based on current market conditions.

(e)	The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(f)	For the six months period ended June 30, 2023, there was no transfer between Level 1 and Level 2.

D.	The following table represents the changes in Level 3 instrument for the six months period ended June 30, 2023:

2023
Financial assets at fair value through profit or loss
At January 1	$1,073,229
Losses recognized in profit or loss	(19,608)
At June 30	$1,053,621

The Group is in charge of valuation procedures for fair value measurements being categorized within Level 3, which is to verify independent fair value of financial instruments. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value. Finance Department of the Group set up valuation policies, valuation processes and rules for measuring fair value of financial instruments and ensure compliance with the related requirements in IFRS.

~47~

E.	The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at		Significant	Range	Relationship of
	June 30, 2023	Valuation technique	unobservable input	(weighted average)	inputs to fair value
Investment in a rent-a-captive company	$1,053,621	Net asset value	Not applicable	Not applicable	Not applicable

	Fair value at		Significant	Range	Relationship of
	December 31,	Valuation	unobservable	(weighted	inputs to fair
	2022	technique	input	average)	value
Investment in a rent-a-captive company	$1,073,229	Net asset value	Not applicable	Not applicable	Not applicable

The Group has carefully assessed the valuation models and assumptions used to measure fair value, and the expected changes in fair value are insignificant even if there are reasonably possible changes in inputs.

33.	Segment Information

a)	General information

The Group uses the product line as basis for providing information to the chief operating decision-maker. The Group currently divides the sales order district into three major product lines: video IoT, security convergence and other. The chief operating decision-maker makes decision concerning financial management as well as evaluation of the business performance based on these three product lines; therefore, the reportable segments are video IoT, security convergence and other.

b)	Measurement of segment information

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the statement of income. The accounting policies of the operating segments are in agreement with the significant accounting policies in the consolidated financial statements for the year ended December 31, 2022. Sale transactions among segments are based on arms-length principle.

~48~

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Six months ended June 30, 2023
			Other segment	Adjustment and
	Security Convergence	Video IoT	(Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$4,971,940	$1,457,395	$-	$-	$6,429,335
Inter-segment revenue	85,817	30,482	-	(116,299)	-
Total segment revenue	$5,057,757	$1,487,877	$-	$(116,299)	$6,429,335
Segment loss before tax	$(948,206)	$(5,970)	$(6,313,410)	$-	$(7,267,586)
Segment including :
Depreciation	$(249,437)	$(68,639)	$(3,826)	$-	$(321,902)
Amortization	$(24,021)	$(7,552)	$(375,000)	$-	$(406,573)
Interest income	$124,216	$40,622	$235,678	$-	$400,516
Interest expense	$(226,547)	$(53,412)	$(96,587)	$-	$(376,546)
Tax expense	$-	$-	$(2,172)	$-	$(2,172)
Segment assets	$35,950,283	$18,834,567	$50,250,746	$(40,472,530)	$64,563,066
Segment liabilities	$29,668,610	$21,389,037	$23,088,311	$(38,660,114)	$35,485,844

	Six months ended June 30, 2022
			Other segment	Adjustment and
	Security Convergence	Video IoT	(Note 1)	write-off (Note 2)	Consolidation
Revenue from external customers	$6,874,920	$6,926,010	$-	$-	$13,800,930
Inter-segment revenue	119,817	-	-	(119,817)	-
Total segment revenue	$6,994,737	$6,926,010	$-	$(119,817)	$13,800,930
Segment loss before tax	$(1,719,657)	$(4,058,139)	$(2,502,114)	$-	$(8,279,910)
Segment including :
Depreciation	$(1,289,474)	$(2,130,919)	$-	$-	$(3,420,393)
Amortization	$(499,814)	$(530,379)	$-	$-	$(1,030,193)
Interest income	$1,293	$8,715	$1,949	$-	$11,957
Interest expense	$(105,632)	$(170,916)	$(187,500)	$-	$(464,048)
Tax expense	$(23,366)	$(330,507)	$(2,257)	$-	$(356,130)
Segment assets	$35,363,269	$55,173,715	$54,962,700	$(59,674,078)	$85,825,606
Segment liabilities	$36,038,406	$48,388,812	$15,594,541	$(50,798,212)	$49,223,547

Note 1:	Other segment is composed of holding companies and oversea subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

Note 2:	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment income (loss)

i)	Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income.

ii)	Please refer to Note 33 c) for information on total consolidated profit or loss after reconciliation and reconciliation for profit after tax of reportable segments during the current period.

e)	Information on product and service

The main businesses of the Group are providing information, software and data processing services. Please refer to Note 17 for the disclosure information by products and services.

~49~